Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: Sam.Goldstein@lfg.com

VIA EDGAR

April 24, 2019

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	811-08090 and 033-70742
	Series:	LVIP ClearBridge QS Select Large Cap Managed Volatility Fund (the “ClearBridge Fund”)
LVIP Invesco Select Equity Income Managed Volatility Fund (the “Invesco Fund,” and together with the Clearbridge Fund, the “Funds”)

Dear Mr. Zapata:

This letter responds to your comments to the amendments to the Trust’s registration statement amendment filed on February 15, 2019 under Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”).

The following are your comments and the Trust’s responses. Where no specific Fund is referenced, the comment applies to the prospectus for each Fund.

1)	In the Fee Table for each of the Funds, please confirm if the fee waiver is subject to recoupment; if so, please address in a footnote.

A.	Beginning on May 1, 2019, the fee waiver for each of the Funds will be subject to recoupment. Accordingly, prospectus for each of the Funds has been updated to include the required footnote.

2)

For each of the Funds, if the sub-adviser(s) will invest the assets of the Fund in underlying mutual funds and exchange-traded funds, please address these investments in the Principal Investment Strategies.

A.	As a principal investment strategy, the sub-advisers will invest the assets of each of the Fund in securities, and not underlying funds.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: Sam.Goldstein@lfg.com

3)

The Principal Risks for the ClearBridge Fund have remained in the same order in the prospectus as they did prior to the Fund’s investment strategy change from fund-of-funds to sub-advised fund. Please note the position of the staff of the Securities and Exchange Commission that a fund’s principal risks be disclosed in order of importance and consider whether any changes are needed.

A.	The Principal Risks for the ClearBridge Fund continue to be disclosed in prioritized order of importance.

4)	Please explain why “Short Sale Risk” is not as a risk for the ClearBridge Fund.

A.	We have added “Short Sale Risk” into the prospectus for the ClearBridge Fund.

5)	The Invesco Fund uses an indexing strategy as part of its Principal Investment Strategy; please state how frequently the index reconstitutes/rebalances and provide the number of holdings.

A.	The index used in the indexing sleeve reconstitutes quarterly and included 402 constituents as of March 31, 2019.

6)	For the Invesco Fund, consider moving the paragraph discussing the indexing strategy higher up in the Principal Investment Strategies to emphasize that the Invesco Fund is an index fund.

A.

The Invesco Fund is not an index fund, but rather includes a sleeve that follows an indexing strategy. Lincoln Investment Advisers Corporation (the “Adviser”) serves as the investment adviser to the Invesco Fund, and has selected Invesco Advisers, Inc. (“Invesco Advisers”) and Invesco Capital Management LLC (“Invesco Capital”) to each serve as sub-advisers to a portion of the Funds Assets. Invesco Capital is responsible for using an indexing strategy to manage the portion of the Invesco Fund’s assets that have been allocated to it. We have added the following language to clarify the respective roles that Invesco Advisers and Invesco Capital play in managing the Invesco Fund:

“The Adviser intends to allocate approximately 70% of the portion of the Fund’s assets not subject to the overlay to Invesco Advisers and approximately 30% of the portion of the Fund’s assets not subject to the overlay to Invesco Capital. Such allocations are subject to change at the discretion of the Adviser.”

7)	The Invesco Fund tracks an index as part of its Principal Investment Strategy; please state if the Invesco Fund is using a replication strategy or a representative sample strategy for the index.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: Sam.Goldstein@lfg.com

A.	The Fund will use a full replication strategy for its sleeve that tracks an index.

8)	For the Invesco Fund, please add “Concentration Risk,” because the Invesco Fund will be concentrated to the extent that the index it tracks is concentrated.

A.

Further to our response to Comment 6, above, the Adviser intends to allocate approximately 30% of the portion of the Invesco Fund’s assets not subject to the overlay to Invesco Capital, which uses an indexing strategy to generally invest at least 80% of the Fund’s assets allocated to it in equal-weighted securities in the Invesco U.S. Large Cap Equal Weight Index (the “Index”). The Index is equally weighted and “Concentration Risk” is not applicable to the Invesco Fund.

9)	For the Invesco Fund, please add “Tracking Error Risk” as a Principal Risk because the Invesco Fund is an index fund.

A.

The Invesco Fund is not an index fund, but rather includes a sleeve that follows an indexing strategy. As noted in our response to Comment 8, above, the Adviser intends to allocate approximately 30% of the portion of the Invesco Fund’s assets not subject to the overlay to Invesco Capital, which uses an indexing strategy to generally invest at least 80% of the Fund’s assets allocated to it in equal-weighted securities in the Invesco U.S. Large Cap Equal Weight Index (the “Index”). Because of this, “Tracking Error Risk” is not a Principal Risk for the Invesco Fund.

10)

The Invesco Fund includes principal risks of “Preferred Securities Risk,” “Zero Coupon Securities Risk,” “Convertible Bond Risk” and “Real Estate and Real Estate Investment Trusts (REITs) Risk.” Please include the corresponding investment strategies in the Summary.

A.

Preferred securities, convertible bonds, and REITs have been added to the principal investment strategies. Zero coupon securities risk was removed as we have confirmed this is not a principal risk of the Fund.

11)	In the Fund Performance chart for each of the Funds, please provide disclosure of the change in investment strategy.

A.	The disclosure above the Fund Performance for each of the Funds now indicates that the Fund underwent a change from a fund-of-funds to sub-advised fund as of February 11, 2019.

12)	In the Pricing of Fund Shares, the Funds include disclosure regarding how they will price shares of underlying mutual funds. Please confirm whether the Funds will be investing in other funds.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

Phone: 484-583-8711 Email: Sam.Goldstein@lfg.com

A.

As a principal investment strategy, the assets of each of the Funds will be invested in securities, and not underlying funds. However, because the Funds may invest in other funds for various purposes, including cash management purposes, we have preserved the disclosure regarding the pricing of underlying mutual funds.

13)	Please update the Financial Highlights for the Funds.

A.	The Financial Highlights for each of the Funds has been updated through fiscal year end December 31, 2018.

14)	Carry all comments through to all sections of prospectuses, as applicable.

A.	All comments have been carried though to all sections of each prospectus.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours,

/s/ Samuel K. Goldstein
Samuel K. Goldstein
Assistant General Counsel – Funds Management

Enclosures

cc:	Ronald A. Holinsky, Esq.

Christina E. Pron, Esq.

Julie Vossler

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